Exhibit (a)(1)(G)

Amendment and Supplement

to the

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

(including the associated preferred stock purchase rights)

of

Ramtron International Corporation

at

$3.10 Net per Share

by

Rain Acquisition Corp.

a wholly owned subsidiary

of

Cypress Semiconductor Corporation

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, OCTOBER 9, 2012, UNLESS THE OFFER IS EXTENDED.

This offer is being made pursuant to (i) the Offer to Purchase dated June 21, 2012 (as amended and supplemented from time to time, the “Offer to Purchase”), (ii) this amendment and supplement to the Offer to Purchase (as amended and supplemented from time to time, this “Supplement”) and (iii) the accompanying Amended and Restated Letter of Transmittal (which together with the Offer to Purchase and this Supplement and any amendments or supplements hereto or thereto, collectively constitute the “Offer”). The Offer is conditioned upon, among other things, there having been validly tendered and not properly withdrawn before the expiration of the Offer at least the number of shares of common stock, par value $0.01 per share (the “Common Stock”), of Ramtron International Corporation, a Delaware corporation (“Ramtron”), and the associated preferred stock purchase rights (the “Rights,” and together with the Common Stock, the “Shares”), which, together with the Shares then owned by Cypress Semiconductor Corporation, a Delaware corporation (“Cypress”), Rain Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Cypress (“Purchaser”), or their controlled affiliates, represents at least a majority of the total number of then-outstanding Shares (calculated to give effect to the exercise or conversion of certain stock awards of Ramtron that are vested and exercisable or may become vested and exercisable within a certain period of time). The Offer is also subject to certain other conditions contained in this Supplement. See Section 10 of this Supplement, which sets forth in full the conditions to the Offer.

The Offer is not conditioned on Purchaser obtaining financing.

The board of directors of Ramtron has (i) unanimously determined that the Agreement and Plan of Merger, dated as of September 18, 2012 (the “Merger Agreement”), by and among Cypress, Purchaser and Ramtron and the transactions contemplated thereby, including the revised offer and the merger, are advisable, fair to and in the best interests of Ramtron and its stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby and (iii) unanimously recommended that the stockholders of Ramtron accept the Offer and tender their Shares pursuant to the Offer, and if required by applicable Delaware law, adopt the Merger Agreement.

This transaction has not been approved or disapproved by the Securities and Exchange Commission (“SEC”) or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is a criminal offense.

The Offer to Purchase, this Supplement and the accompanying Amended and Restated Letter of Transmittal contain important information, and you should read each carefully and in its entirety before making a decision with respect to the Offer.

The Dealer Manager for the Offer is:

September 25, 2012

IMPORTANT

Any stockholder of Ramtron desiring to tender all or any portion of such stockholder’s Shares should either (i) complete and sign the accompanying Amended and Restated Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Amended and Restated Letter of Transmittal, and mail or deliver the Amended and Restated Letter of Transmittal together with the certificate(s) representing the tendered Shares and any other required documents to Computershare Inc., the Depositary identified on the back cover of this Supplement, or tender such Shares pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase and Section 2 of this Supplement or (ii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Any stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such stockholder desires to tender such Shares. The Rights are currently evidenced by the certificates representing the Shares, and, by tendering Shares, a stockholder will also tender the associated Rights.

Any stockholder who desires to tender Shares and whose certificates evidencing such Shares (and/or, if applicable, Rights) are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares by following the procedure for guaranteed delivery set forth in Section 3 of the Offer to Purchase and Section 2 of this Supplement.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers, or to the Dealer Manager at its address and telephone number, in each case as set forth on the back cover of this Supplement. Requests for additional copies of the Offer to Purchase, this Supplement, the accompanying Amended and Restated Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent, and copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer. Additionally, the Offer to Purchase, this Supplement, the Amended and Restated Letter of Transmittal, the revised Notice of Guaranteed Delivery and other materials relating to the Offer may be found at the SEC’s website, http://www.sec.gov.

SUMMARY TERM SHEET

Rain Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Cypress Semiconductor Corporation, a Delaware corporation (“Cypress”), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (together with the associated preferred stock purchase rights), of Ramtron International Corporation, a Delaware corporation (“Ramtron”), for $3.10 net per share in cash (less any applicable withholding taxes and without interest) upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 21, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), as modified by this Amendment and Supplement to the Offer to Purchase (as amended and supplemented from time to time, this “Supplement”) and the accompanying Amended and Restated Letter of Transmittal. We refer to one share of Ramtron common stock, together with the associated preferred stock purchase right, as a “share” or a “Share.” The following are some of the questions you, as a stockholder of Ramtron, may have and answers to those questions.

This summary term sheet highlights selected information from the Offer to Purchase and this Supplement, and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in the Offer to Purchase, this Supplement and the accompanying Amended and Restated Letter of Transmittal. To better understand our offer to you and for a complete description of the legal terms of the offer, you should read the Offer to Purchase, this Supplement and the accompanying Amended and Restated Letter of Transmittal carefully and in their entirety.

Questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers, or the Dealer Manager at its address and telephone number, in each case as set forth on the back cover of this Supplement.

Why are we sending this Supplement?

There have been recent developments relating to the offer. On September 18, 2012, we entered into a merger agreement with Ramtron and, in accordance with the merger agreement, we increased the price per Share that we are offering in the offer. We are sending this Supplement in order to offer you the higher price per Share and to inform you of the terms and conditions of the merger agreement. See Sections 8 and 10 of this Supplement.

What does the board of directors of Ramtron think of the offer?

The board of directors of Ramtron has (i) unanimously determined that the merger agreement and the transactions contemplated thereby, including the revised offer and the merger, are advisable, fair to and in the best interests of Ramtron and its stockholders, (ii) approved the merger agreement and the transactions contemplated thereby and (iii) unanimously recommended that the stockholders of Ramtron accept the offer and tender their Shares pursuant to the offer, and, if required by applicable Delaware law, adopt the merger agreement. See “Introduction” to this Supplement.

How much are you offering to pay and what is the form of payment?

We are offering to pay $3.10 per Share, net to the seller in cash (less any applicable withholding taxes and without interest), upon the terms and subject to the conditions contained in the Offer to Purchase, this Supplement and the accompanying Amended and Restated Letter of Transmittal. If you are the record owner of your Shares and you tender your Shares in the offer, you will not have to pay any brokerage fees or similar expenses. If you own your Shares through a broker or other nominee and your broker tenders your Shares on

i

your behalf, your broker or nominee may charge a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See “Introduction” to each of the Offer to Purchase and this Supplement.

What are the most significant conditions of the offer?

The offer is conditioned upon, among other things, there having been validly tendered and not properly withdrawn prior to the expiration of the offer at least the number of Shares that, together with the Shares then owned by us and any of our affiliates (including Cypress), represents at least a majority of the total number of then-outstanding Shares outstanding (calculated to give effect to the exercise or conversion of certain stock awards of Ramtron that are vested and exercisable or may become vested and exercisable within a certain period of time). The offer is also subject to certain other conditions described in Section 10 of this Supplement.

If I already tendered my Shares, do I have to do anything now?

No. Shares previously tendered pursuant to the Offer to Purchase, and the previously circulated Letter of Transmittal and any amendments to those documents, and not withdrawn, constitute valid tenders for purposes of the offer. Therefore, stockholders who have validly tendered and not withdrawn their Shares are not required to take any further action with respect to such Shares in order to receive the increased offer price if Shares are accepted for payment and paid for by us pursuant to the offer, except as may be required by the guaranteed delivery procedure if that procedure was utilized. See “Introduction” and Section 3 of the Offer to Purchase and Section 2 of this Supplement.

How long do I have to decide whether to tender in the offer?

You will have until midnight, New York City time, on Tuesday, October 9, 2012 to decide whether to tender your Shares in the offer, unless we extend the offer, in which event you will have until the expiration date of the offer as so extended. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described in Section 3 of the Offer to Purchase and Section 2 of this Supplement.

Can the offer be extended, and under what circumstances?

If requested by Ramtron, we are required to extend the offer on one or more occasions for periods of up to 10 business days if (i) at any scheduled expiration of the offer all of the offer conditions have been satisfied or waived as of any scheduled expiration of the offer, except that we are not obligated to extend the offer past December 31, 2012 or (ii) required by any law, rule, regulation, interpretation or position of the Securities and Exchange Commission or the staff thereof or NASDAQ applicable to the offer. See Sections 8 and 10 of this Supplement.

In addition, we may, in our sole discretion, also elect to provide a “subsequent offering period” for the offer if the number of Shares that have been validly tendered (excluding Shares tendered pursuant to the guaranteed delivery procedure) would be insufficient to permit the merger to be effected without a meeting of stockholders in accordance with Delaware law. A subsequent offering period, if we include one, will be an additional period of not less than three business days after we have accepted for payment Shares in the offer. You will not have withdrawal rights during any subsequent offering period. See Sections 1, 2 and 4 of the Offer to Purchase and Section 8 of this Supplement.

How will I be notified if the offer is extended?

If we decide to extend the offer, we will inform Computershare Inc., the Depositary for the offer, and will issue a press release giving the new expiration date no later than 9:00 a.m., New York City time, on the next business day after the day the offer was previously scheduled to expire. See Section 1 of the Offer to Purchase.

Do you have financial resources to make payment?

Yes. In order to purchase all of the issued and outstanding Shares (other than those already owned by us and any of our affiliates (including Cypress)), plus certain Shares that may be issued pursuant to certain stock awards of Ramtron, we will need approximately $106.5 million. Cypress has sufficient cash on hand and will provide us with funds for our acquisition of all of the Shares pursuant to the offer and the subsequent merger between us and Ramtron. The offer is not conditioned upon us obtaining financing. See Section 10 of the Offer to Purchase and Section 5 of this Supplement.

Is your financial condition relevant to my decision to tender in the offer?

No. We were organized solely in connection with the offer and the merger described in the Offer to Purchase and this Supplement and, prior to the expiration of the offer, have not and will not carry on any activities other than in connection with the offer and the merger. Because the form of payment consists solely of cash that will be provided to us by Cypress, our financial condition is not relevant to your decision to tender in the offer. See Section 10 of the Offer to Purchase and Section 5 of this Supplement.

How do I tender my Shares?

To tender Shares, you must deliver the certificates representing your Shares, together with a completed Amended and Restated Letter of Transmittal and any other documents required by the Amended and Restated Letter of Transmittal, to the Depositary, or tender such Shares pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase, not later than the time the offer expires. If your Shares are held in street name by your broker, dealer, commercial bank, trust company or other nominee, such broker, dealer, commercial bank, trust company or nominee can tender your Shares through the Depository Trust Company. See Section 3 of the Offer to Purchase.

If you cannot deliver everything required to make a valid tender to the Depositary before the expiration of the offer, you may have a limited amount of additional time by having a financial institution (including most banks, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program (STAMP) or any other “eligible guarantor institution,” guarantee, pursuant to a Notice of Guaranteed Delivery, that the missing items will be received by the Depositary within three NASDAQ Global Market trading days. However, the Depositary must receive the missing items within that three-trading-day period. See Section 3 of the Offer to Purchase.

Until what time can I withdraw tendered Shares?

You may withdraw tendered Shares any time prior to the expiration of the offer, including during any extensions of the offer, and until the time we accept your Shares for payment. Once we accept Shares for payment, you will no longer be able to withdraw them. You may not withdraw Shares tendered during a subsequent offering period, if one is included. See Section 4 of the Offer to Purchase.

How do I withdraw tendered Shares?

To withdraw previously tendered Shares, you must deliver a written or facsimile notice of withdrawal with the required information to the Depositary while you still have the right to withdraw. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares. See Section 4 of the Offer to Purchase.

Will the offer be followed by a merger if all the Shares are not tendered?

If, pursuant to the offer, we accept for payment and pay for at least that number of Shares that, when added to Shares then owned by Cypress or any of its subsidiaries, shall constitute a majority of the outstanding Shares (calculated to give effect to the exercise or conversion of certain stock awards of Ramtron that are vested and exercisable or may become vested and exercisable within a certain period of time), we will seek to merge with and into Ramtron. See “Introduction” of the Offer to Purchase.

If the merger occurs, Ramtron will become a wholly owned subsidiary of Cypress, and each issued and then outstanding share of Ramtron (other than any Shares held by Ramtron, or owned by Cypress, us or any of Cypress’s other subsidiaries and any Shares held by Ramtron’s stockholders properly seeking appraisal rights for their Shares) shall be cancelled and converted automatically into the right to receive $3.10 per Share in cash (or any greater amount per share paid pursuant to the offer (less any applicable withholding taxes and without interest)). See “Introduction” of the Offer to Purchase.

What is the “top-up option” and when will it be exercised?

Under the merger agreement, if after consummation of the offer (and any subsequent offering period), we own less than 90% of the outstanding Shares, we have the option, subject to certain limitations, to purchase from Ramtron the lowest number of authorized and unissued Shares equal to the number of Shares that, when added to the number of Shares owned by us at the time of exercise of the top-up option, constitutes one Share more than 90% of the Shares that would be outstanding immediately after the issuance of all Shares to be issued upon exercise of the top-up option, at a price per Share equal to the price per Share paid in the offer. The top-up option cannot be exercised for a number of Shares that would exceed the number of authorized but unissued and unreserved Shares. We may exercise this option only once and only prior to the earlier to occur of the effective time of the merger or the termination of the merger agreement. If we exercise the top-up option and thereby obtain ownership of 90% of the outstanding Shares, we will be able to effect a short-form merger under Delaware law, which means that we may effect the merger without any further action by the stockholders of Ramtron. See Section 8 of this Supplement.

If a majority of the Shares are tendered and accepted for payment, and the other conditions to the consummation of the offer have been satisfied, will Ramtron continue as a public company?

If the merger occurs, Ramtron will no longer be publicly owned. Even if the merger does not occur, if we purchase all Shares which have been tendered, there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded on the NASDAQ Global Market or any other securities market, there may not be a public trading market for the Shares, and Ramtron may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with Securities and Exchange Commission rules relating to publicly held companies. See Section 7 of the Offer to Purchase.

If I decide not to tender, how will the offer affect my Shares?

If you decide not to tender your Shares in the offer and the merger occurs as described above, the merger will provide you either with the right to receive the same amount of cash per Share as if you had tendered your Shares in the offer or with appraisal rights, which are discussed below. See Section 7 of the Offer to Purchase.

If you decide not to tender your Shares in the offer and the merger does not occur, and we purchase Shares which have been tendered, there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded on the NASDAQ Global Market or any other securities market, there may not be a public trading market for the Shares, and Ramtron may cease making filings with the Securities and

Exchange Commission or otherwise cease being required to comply with the Securities and Exchange Commission’s rules relating to publicly held companies. If we purchase Shares in the offer, the merger agreement (subject to the conditions therein) requires the merger to occur. Following consummation of the offer but prior to the merger, or if the merger does not occur as described above, we and any of our affiliates (including Cypress) reserve the right at any time, subject to applicable law, to purchase Shares in the open market, through privately negotiated sales or otherwise at any price we may determine, whether higher or lower than that paid in the offer. See Section 7 of the Offer to Purchase.

Are appraisal rights available in either the offer or the merger?

Appraisal rights are not available in the offer. If the merger is consummated, holders of Shares at the effective time of the merger who do not vote in favor of, or consent to, the merger and who comply with Section 262 of the General Corporation Law of the State of Delaware will have the right to demand appraisal of their Shares. Under such Section 262, stockholders who demand appraisal and comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, and to receive payment of that fair value in cash, together with a fair rate of interest, if any. Any judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per share to be paid in the merger or the market value of the Shares. The value so determined could be more or less than the price per share to be paid in the merger. See Section 12 of the Offer to Purchase and Section 7 of this Supplement.

What is the market value of my Shares as of a recent date?

On September 18, 2012, the last trading day before we and Ramtron announced that we had entered into the merger agreement, the last reported sales price of the Shares reported on the NASDAQ Global Market was $2.87 per Share. On September 24, 2012, the last trading day before the date of this Supplement, the last reported sales price of the Shares reported on NASDAQ Global Market was $3.09 per Share. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender. See Section 3 of this Supplement.

What are the material United States federal income tax consequences of participating in the offer?

The receipt of cash for Shares pursuant to the offer will be a taxable transaction for U.S. federal income tax purposes. In general, if you hold your Shares as capital assets for U.S. federal income tax purposes and are a U.S. Holder (as defined in Section 5 of the Offer to Purchase), you will recognize a capital gain or loss in an amount equal to the difference, if any, between the amount of cash received and your adjusted basis in the Shares. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same price in a single transaction) tendered in the offer. If you are a non-corporate U.S. Holder who has held the Shares for more than one year, any such capital gain will generally be subject to U.S. federal income tax at a preferential rate (currently 15%). See Section 5 of the Offer to Purchase.

Whom can I call if I have questions about the offer?

You can call Georgeson Inc., the Information Agent for the offer, at (212) 440-9800 (for banks and brokers) and toll-free at (866) 219-9786 (for all others), or Greenhill & Co., LLC, the Dealer Manager for the offer, at (415) 216-4115 (dedicated line for the offer). See the back cover of this Supplement.

v

To the Stockholders of Ramtron International Corporation:

INTRODUCTION

The following information (as amended and supplemented from time to time, this “Supplement”) amends and supplements the Offer to Purchase dated June 21, 2012 (as amended and supplemented from time to time, the “Offer to Purchase”), of Rain Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Cypress Semiconductor Corporation, a Delaware corporation (“Cypress”), pursuant to which Purchaser is offering to purchase all outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of Ramtron International Corporation, a Delaware corporation (“Ramtron”), and the associated preferred stock purchase rights (the “Rights,” and together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement, dated as of April 19, 2001, between Ramtron and Computershare Trust Company, N.A., as amended, for $3.10 per Share, net to the seller in cash (less any applicable withholding taxes and without interest), upon the terms and subject to the conditions set forth in the Offer to Purchase, this Supplement and in the accompanying Amended and Restated Letter of Transmittal (which, together with the Offer to Purchase and this Supplement and any amendments or supplements hereto or thereto, collectively constitute the “Offer”). See Section 9 of the Offer to Purchase for additional information concerning Cypress and Purchaser.

This Supplement should be read in conjunction with the Offer to Purchase. Except as otherwise set forth in this Supplement and the accompanying Amended and Restated Letter of Transmittal, the terms and conditions previously set forth in the Offer to Purchase and related Letter of Transmittal remain applicable in all respects to the Offer. Unless the context requires otherwise, all capitalized terms used but not defined in this Supplement have the meanings ascribed to them in the Offer to Purchase.

Procedures for tendering Shares are set forth in Section 3 of the Offer to Purchase, as amended and supplemented by Section 2 of this Supplement.

SHARES PREVIOUSLY VALIDLY TENDERED PURSUANT TO THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL AND NOT WITHDRAWN CONSTITUTE VALID TENDERS FOR PURPOSES OF THE OFFER. STOCKHOLDERS WHO HAVE VALIDLY TENDERED AND NOT WITHDRAWN THEIR SHARES ARE NOT REQUIRED TO TAKE ANY FURTHER ACTION WITH RESPECT TO SUCH SHARES IN ORDER TO RECEIVE THE OFFER PRICE OF $3.10 PER SHARE IF SHARES ARE ACCEPTED FOR PAYMENT AND PAID FOR BY PURCHASER PURSUANT TO THE OFFER, EXCEPT AS MAY BE REQUIRED BY THE GUARANTEED DELIVERY PROCEDURE IF SUCH PROCEDURE WAS UTILIZED.

On September 18, 2012, Purchaser, Cypress and Ramtron entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides, among other things, that Cypress or Purchaser will amend the Offer to increase the purchase price per Share in the Offer to $3.10 per Share, net to the seller in cash (less any applicable withholding taxes and without interest), and that after the purchase of Shares pursuant to the Offer and the satisfaction or, if permissible, waiver of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (the “DGCL”), Purchaser will be merged with and into Ramtron (the “Merger”). As a result of the Merger, Ramtron will continue as the surviving corporation and will become a wholly owned subsidiary of Cypress. At the effective time of the Merger, each Share then outstanding (other than Shares held by in the treasury of Ramtron or owned by Purchaser, Cypress or any direct or indirect wholly-owned subsidiary of Cypress or Ramtron and other than Shares held by stockholders of Ramtron who shall have neither voted in favor of the merger nor consented thereto in writing and who shall have properly and validly exercised such stockholder’s statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL) shall be canceled and extinguished and automatically converted into the right to receive $3.10 per Share, net to the seller in cash (less any applicable withholding taxes and without interest). For a discussion of the material terms of the Merger Agreement, see Section 8 of this Supplement.

THE BOARD OF DIRECTORS OF RAMTRON HAS (I) UNANIMOUSLY DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, ARE ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF RAMTRON AND ITS STOCKHOLDERS, (II) APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND (III) UNANIMOUSLY RECOMMENDED THAT THE STOCKHOLDERS OF RAMTRON ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER, AND, IF REQUIRED BY APPLICABLE DELAWARE LAW, ADOPT THE MERGER AGREEMENT.

The factors considered by board of directors of Ramtron in reaching its decision to unanimously recommend that Ramtron’s stockholders accept the Offer and tender their shares will be set forth in an amendment to Ramtron’s Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”) to be filed with the SEC. Holders of Shares are urged to, and should, read the Schedule 14D-9 carefully and in its entirety when it is available.

The Offer is conditioned upon, among other things, there having been validly tendered and not properly withdrawn prior to the expiration of the Offer at least that number of Shares that, when added to the Shares then owned by Purchaser and any of its affiliates (including Cypress) represents at least a majority of the total number of then-outstanding Shares calculated on a fully diluted basis (which shall mean, as of any time, the number of Shares outstanding, together with all Shares (if any) which Ramtron would be required to issue pursuant to the exercise or conversion of any then-outstanding stock awards of Ramtron, but only to the extent that such stock awards are vested and exercisable or may become vested and exercisable prior to or within four months of the consummation of the Offer), and excluding any Shares issued in connection with the exercise of the top-up option and the Rights (the “Minimum Tender Condition”). The Offer is also subject to certain other conditions contained in this Supplement. See Section 10 of this Supplement, which sets forth in full the conditions to the Offer.

The Offer is not conditioned on Purchaser obtaining financing.

The Offer to Purchase, this Supplement and the accompanying Amended and Restated Letter of Transmittal contain important information, and you should read each carefully and in its entirety before making a decision with respect to the Offer.

THE OFFER

1. Terms of the Offer.

The discussion set forth in Section 1 of the Offer to Purchase is hereby amended and supplemented as follows:

Purchaser has increased the price per Share to be paid in the Offer and in the Merger to $3.10 per Share, net to the seller in cash (less any applicable withholding taxes and without interest), from the previous offer price of $2.88 per Share. All stockholders whose Shares are validly tendered and not withdrawn (including Shares validly tendered and not withdrawn prior to the date of this Supplement), and accepted for payment on or after the Expiration Date, will receive the increased offer price. The term “Expiration Date” means midnight, New York City time, on Tuesday, October 9, 2012, unless further extended.

The Offer is conditioned upon the satisfaction of the Minimum Tender Condition, which Cypress and the Purchaser cannot amend or waive without Ramtron’s prior written consent. All other conditions to the Offer are contained in Section 10 of this Supplement. Purchaser reserves the right (subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement) to amend or waive any one or more of such other terms and conditions of the Offer. See Section 10 of this Supplement.

2. Procedure for Tendering Shares.

The discussion set forth in Section 3 of the Offer to Purchase is hereby amended and supplemented as follows:

Stockholders tendering their Shares may continue to use (i) the Letter of Transmittal previously circulated with the Offer to Purchase dated June 21, 2012 or (ii) the Amended and Restated Letter of Transmittal accompanying this Supplement. Stockholders tendering their Shares according to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase may do so using (i) the Notice of Guaranteed Delivery previously circulated with the Offer to Purchase or (ii) the revised Notice of Guaranteed Delivery accompanying this Supplement.

Although the Letter of Transmittal and Notice of Guaranteed Delivery previously circulated refer only to the Offer to Purchase dated June 21, 2012 (and an offer price of $2.68 per Share), stockholders using such Letters of Transmittal and Notice of Guaranteed Delivery to tender their Shares will nevertheless be deemed to be tendering pursuant to the Offer and will receive the offer price of $3.10 per Share, net to the seller in cash (less any applicable withholding taxes and without interest) for each Share validly tendered and not properly withdrawn and accepted for payment pursuant to the Offer, subject to the terms and conditions of the Offer.

Shares previously validly tendered pursuant to the Letters of Transmittal previously circulated with the Offer to Purchase and not withdrawn constitute valid tenders for purposes of the Offer. Stockholders who have validly tendered and not withdrawn their Shares are not required to take any further action with respect to such Shares in order to receive the offer price of $3.10 per Share if Shares are accepted for payment and paid for by Purchaser pursuant to the Offer, except as may be required by the guaranteed delivery procedure if such procedure was utilized. If you have not already tendered your Shares, please disregard the materials previously delivered to you and use the materials accompanying this Supplement.

3. Price Range of Shares; Dividends.

The discussion set forth in Section 6 of the Offer to Purchase is hereby amended and supplemented to add the following additional paragraphs:

The following table sets forth, for each of the periods indicated, the high and low sales prices per Share on NASDAQ as reported in published financial sources:

Calendar Year 2012

	High	Low
Second Quarter	$3.05	$1.65
Third Quarter (through September 24, 2012)	$3.10	$2.43

On September 18, 2012, the last trading day before we and Ramtron announced that we had entered into the Merger Agreement, the last reported sale price of the Shares reported on NASDAQ was $2.87 per Share. On September 24, 2012, the last trading day before the date of this Supplement, the last reported sales price of the Shares reported on NASDAQ was $3.09. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender.

4. Certain Information Concerning Ramtron.

The discussion set forth in Section 8 of the Offer to Purchase is hereby amended and supplemented to add the following additional paragraph:

Rights Agreement. Ramtron and the Rights Agent (as defined in the Rights Agreement) have executed an amendment to the Rights Agreement, and as a result of such amendment, among other things, none of (i) the approval, execution, delivery, performance or public announcement of the Merger Agreement (including any amendments or supplements thereto), (ii) the public announcement, commencement or consummation of the Offer, the Merger or the top-up option (as described below), (iii) the public announcement, commencement or consummation of any of the other transactions contemplated by the Merger Agreement or (iv) the acceptance for payment and purchase or exchange of the Rights pursuant to the Merger Agreement, including in connection with the Offer, the Merger or the exercise of the top-up option, will result in either Purchaser or Cypress being deemed an Acquiring Person (as such term is defined in the Rights Agreement) or give rise to any event that would result in the occurrence of a Stock Acquisition Date, a Distribution Date, or a Triggering Event (as those terms are defined in the Rights Agreement). The amendment to the Rights Agreement also provides that the Rights will expire immediately prior to the effective time of the Merger if the Rights Agreement has not otherwise terminated or if the Rights have not otherwise been redeemed or exchanged.

5. Source and Amount of Funds.

Section 10 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

We will need approximately $106.5 million to consummate the Offer and the Merger and to pay related fees and expenses. We anticipate that all of the funds necessary to consummate the Offer and the Merger and to pay the related fees and expenses will be advanced to us, or paid on our behalf, by Cypress. Cypress has sufficient cash on hand to advance to us, or to pay on our behalf, the offer price for all Shares in the Offer and the Merger and to pay the related fees and expenses.

On June 26, 2012, Cypress entered into a new senior secured revolving credit facility with a group of lenders led by Morgan Stanley Senior Funding, Inc., as administrative agent and collateral agent, pursuant to which Cypress has drawn down or will draw down funds which, when combined with Cypress’s existing cash on hand, are sufficient to the pay the offer price for all Shares in the Offer and Merger and related fees and expenses.

6. Background of the Offer.

Section 11 of the Offer to Purchase is hereby amended and supplemented as follows:

On September 12, 2012, representatives of Needham spoke with representatives of Greenhill. During this conversation, the representatives of Needham and Greenhill had a general discussion regarding whether a negotiated transaction between Cypress and Ramtron could be accomplished.

On September 13, 2012, a representative of S&S spoke with a representative of WSGR regarding the status of Cypress’s review of the draft merger agreement provided by Ramtron on September 7, 2012. Later on September 13, 2012, S&S provided a revised draft of the confidentiality agreement to WSGR.

On September 14, 2012, representatives of Needham spoke with representatives of Greenhill. During this conversation, a representative of Greenhill stated that Cypress had no desire to enter into a transaction with Ramtron at the $3.50 per Share mentioned in the amendment to Ramtron’s Schedule 14D-9 filed with the SEC on September 9, 2012.

On September 15, 2012, representatives of Needham spoke with representatives of Greenhill. During this conversation, the representatives of Needham and Greenhill discussed whether Cypress would have an interest in pursuing negotiations related to a transaction between Cypress and Ramtron at $3.25 per Share.

On September 16, 2012, a representative of S&S spoke with a representative of WSGR regarding certain terms of the draft merger agreement.

Also on September 16, 2012, representatives of Needham spoke with representatives of Greenhill. During this conversation, a representative of Greenhill stated that Cypress was willing to consider a transaction with Ramtron at $3.01 per Share. In response, a representative of Needham stated that $3.01 per Share would not be acceptable to the board of directors of Ramtron.

On September 17, 2012, representatives of Needham spoke with representatives of Greenhill on several occasions. Representatives of Needham initially stated that Ramtron was prepared to proceed with a transaction with Cypress at $3.15 per Share. In response, representatives of Greenhill stated that Cypress might have an interest in proceeding with a transaction with Ramtron at $3.08 per Share. In response, representatives of Needham stated that they did not have authority to discuss a transaction at less than $3.10 per Share. Following additional discussions, each of Needham and Greenhill agreed to convey to its respective client a possible transaction where Cypress would acquire Ramtron for $3.10 per Share with a $5 million breakup fee payable by Ramtron if, among other circumstances specified in the merger agreement, Ramtron terminated the merger agreement to enter into a transaction with another party.

Later on September 17, 2012, representatives of Needham spoke with representatives of Greenhill. During this conversation, it was agreed that the board of directors of both Ramtron and Cypress would meet at some point late in the day on September 18, 2012 to consider the transaction discussed by representatives of Needham and Greenhill earlier that day.

Late in the evening of September 17, 2012, WSGR provided a revised draft of the merger agreement to S&S. Representatives of WSGR then spoke with representatives of S&S about the revised draft of the merger agreement.

Throughout the day on September 18, 2012, representatives of WSGR spoke with representatives of S&S to negotiate the terms of the merger agreement and the confidentiality agreement.

In the evening of September 18, 2012, the board of directors of Cypress met to review the proposed transaction with Ramtron. At the conclusion of this meeting, the board of directors of Cypress authorized Cypress management to proceed with an acquisition of Ramtron at $3.10 per Share and enter into the Merger Agreement.

Later in the evening of September 18, 2012, Ramtron and Cypress executed the Merger Agreement. In addition, Cypress and Ramtron entered into the confidentiality agreement.

At approximately 8:00 a.m., New York City time, on September 19, 2012, Ramtron and Cypress issued a joint press release with respect to the execution of the Merger Agreement and announcing that Cypress would promptly amend the Offer to increase the price to $3.10 per Share and extend the Expiration Date.

7. Purpose of the Offer; Plans for Ramtron; Statutory Requirements; Approval of the Merger.

The discussion under the caption “Purpose of the Offer; Plans for Ramtron” in Section 12 of the Offer to Purchase is hereby amended and supplemented as follows:

The Merger Agreement provides that, after the consummation of the Offer, we will be entitled to elect or designate such number of directors of Ramtron, rounded up to the next whole number, as will give us representation on the board of directors of Ramtron equal to the product of the total number of Ramtron’s directors after giving effect to any increase in the number of directors pursuant to the Merger Agreement multiplied by the percentage that the aggregate number of Shares purchased by us in the Offer bears to the total number of Shares then outstanding. We intend to exercise our rights under this provision to elect or designate directors who constitute a majority of the directors of Ramtron. From and after exercising our rights under this provision, we will also be entitled to designate such number of members to each committee of the board of directors of Ramtron, rounded up to the next whole number, that represents at least the same percentage of individuals designated by us to serve as directors of Ramtron.

Following the election or appointment of our designees to the board of directors of Ramtron and until the effective time of the Merger, (i) any amendment or termination of the Merger Agreement requiring action by the board of directors of Ramtron, (ii) any extension of time for the performance of any of the obligations or other acts of Cypress or Purchaser under the Merger Agreement, (iii) any waiver of compliance with any of the agreements or conditions under the Merger Agreement that are for the benefit of Ramtron, (iv) any exercise of Ramtron’s rights or remedies under the Merger Agreement and (v) any action to seek to enforce any obligation of Cypress or Purchaser under the Merger Agreement (or any other action by the board of directors of Ramtron with respect to the Merger Agreement or the Merger if such other action adversely affects, or could reasonably be expected to adversely affect, any of the holders of Shares other than Cypress or Purchaser) may only be authorized by, and will require the authorization of, a majority of the directors of Ramtron then in office who are directors of Ramtron on September 18, 2012 or their successors as appointed by such continuing directors, except that if there are no such continuing directors as a result of such individuals’ deaths, disabilities, resignations or refusals to serve, then such actions may be effected by majority vote of the directors who are considered independent by the NASDAQ rules and the federal securities laws, or, if no such independent directors are then in office, by a majority vote of the board of directors of Ramtron.

The discussion under the caption “Statutory Requirements; Approval of the Merger” in Section 12 of the Offer to Purchase is hereby amended and supplemented as follows:

Ramtron has represented to us in the Merger Agreement that the board of directors of Ramtron has approved, for purposes of Section 203 of the DGCL, the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger. Purchaser has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby, and nothing in this Supplement or the Offer to Purchase, nor any action taken in connection herewith or therewith, is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby, as applicable, Purchaser or Cypress may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered.

8. The Merger Agreement.

The following is a summary of the material terms of the Merger Agreement, a copy of which was filed by Cypress with the SEC on September 19, 2012 as Exhibit (d)(1) to Amendment No. 8 to the Tender Offer Statement on Schedule TO in connection with the Offer and is incorporated herein by reference. The Merger Agreement is the legal document that governs the Offer and the Merger and should be read carefully and in its entirety for a more complete description of the matters summarized below. In reviewing the Merger Agreement, please remember that the Merger Agreement is included to provide Ramtron’s stockholders with information regarding its terms and is not intended to provide any other factual or disclosure information about Cypress, Purchaser or Ramtron. The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement. Those representations and warranties (i) have been made solely for the benefit of the other parties to the Merger Agreement, (ii) should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate, (iii) may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors or that are generally applicable pursuant to federal securities laws and (iv) were made only as of the date of the Merger Agreement or such other date or dates as may be specified in the Merger Agreement and are subject to more recent developments. Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time.

The Offer. The Merger Agreement provides that Purchaser will, within five business days of the date of the Merger Agreement, amend the Offer to reflect the terms of the Merger Agreement and that the expiration date of the Offer will be 10 business days following such amendment. Purchaser’s obligation to accept for payment and pay for any Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Tender Condition and the satisfaction or waiver of the other conditions to the Offer described in Section 10 of this Supplement. Purchaser expressly reserves the right (but shall not be obligated) at any time or from time to time in its sole discretion to waive any condition to the Offer or modify or amend the terms of the Offer, except that, without the prior written consent of Ramtron, Purchaser will not (i) decrease the price of the Offer or change the form of the consideration payable in the Offer, (ii) decrease the number of Shares sought pursuant to the Offer, (iii) amend or waive the Minimum Tender Condition, (iv) add to the conditions to the Offer, (v) modify the conditions to the Offer in a manner adverse to the holders of Shares, (vi) extend the expiration of the Offer except as required or permitted by the Merger Agreement or (vii) make any other change in the terms or conditions of the Offer which is adverse to the holders of Shares.

Subject to the terms and conditions of the Merger Agreement, if requested by Ramtron, Purchaser is required to extend the offer on one or more occasions for periods of up to 10 business days if (i) at any scheduled expiration of the Offer all of the conditions to the Offer have been satisfied or waived as of any scheduled expiration of the Offer, except that Purchaser is not obligated to extend the offer past the Termination Date (as defined below) or (ii) required by any law, rule, regulation, interpretation or position of the SEC or the staff thereof or NASDAQ applicable to the offer.

In addition, Purchaser may, in its sole discretion, also elect to provide a “subsequent offering period” for the Offer if the number of Shares that have been validly tendered (excluding Shares tendered pursuant to the guaranteed delivery procedure) would be insufficient to permit the merger to be effected without a meeting of stockholders in accordance with Delaware law. A subsequent offering period, if Purchaser includes one, will be an additional period of not less than three business days after Purchaser has accepted for payment Shares in the Offer. There are no withdrawal rights during any subsequent offering period.

Schedule 14D-9. The Merger Agreement provides that Ramtron will file with the SEC an amendment to its Schedule 14D-9 reflecting the terms of the Merger Agreement and containing, subject to certain exceptions, the recommendation of the board of directors of Ramtron that Ramtron’s stockholders accept the Offer and adopt the Merger Agreement in accordance with the applicable provisions of the DGCL.

Company Board Representation. After the consummation of the Offer, Purchaser will be entitled to designate such number of directors, rounded up to the next whole number, on the board of directors of Ramtron as will give Purchaser, representation on the board of directors of Ramtron equal to the product of (i) the total number of Ramtron’s directors (after giving effect to any increase in the number of directors pursuant to the Merger Agreement) and (ii) the percentage that such number of Shares so purchased bears to the total number of Shares outstanding, and Ramtron will, upon request by Purchaser, promptly increase the size of its board of directors or use its reasonable best efforts to secure the resignations of such number of directors as is necessary to provide Purchaser with such level of representation and will cause Purchaser’s designees to be so elected or appointed. Ramtron will also use its reasonable best efforts to cause individuals designated by Purchaser to constitute the same percentage of each committee of the board of directors of Ramtron as the percentage of Ramtron’s entire board of directors represented by individuals designated by Purchaser.

Following the election or appointment of Purchaser’s designees to the board of directors of Ramtron pursuant to the Merger Agreement and prior to the effective time of the Merger, (i) any amendment or termination of the Merger Agreement requiring action by the board of directors of Ramtron, (ii) any extension of time for the performance of any of the obligations or other acts of Cypress or Purchaser under the Merger Agreement, (iii) any waiver of compliance with any of the agreements or conditions under the Merger Agreement that are for the benefit of Ramtron, (iv) any exercise of Ramtron’s rights or remedies under the Merger Agreement, and (v) any action to seek to enforce any obligation of Cypress or Purchaser under the Merger Agreement (or any other action by the board of directors of Ramtron with respect to the Merger Agreement or the Merger if such other action adversely affects, or could reasonably be expected to adversely affect, any of the holders of Shares other than Cypress or Purchaser) will require the authorization of a majority of the directors of Ramtron then in office who are directors of Ramtron on September 18, 2012 or their successors as appointed by such continuing directors, except that if there are no such directors as a result of deaths, disabilities, resignations or refusals to serve, then such actions may be effected by majority vote of the Independent Directors (as defined below), or, if no Independent Directors are then in office, by a majority vote of the board of directors of Ramtron.

In the event that Purchaser’s designees are elected or appointed to the board of directors of Ramtron pursuant to the Merger Agreement, until the effective time of the Merger, (i) the board of directors of Ramtron will have at least such number of directors as may be required by the NASDAQ rules or the federal securities laws who are considered independent directors within the meaning of such rules and laws (“Independent Directors”) and (ii) each committee of the board of directors of Ramtron that is required (or a majority of which is required) by the NASDAQ rules or the federal securities laws to be composed solely of Independent Directors will be so composed.

Directors and Officers. At the effective time of the Merger, the directors of Purchaser immediately prior to the effective time of the Merger shall become the directors of the surviving corporation of the Merger, each to hold office in accordance with the certificate of incorporation and bylaws of the surviving corporation until their respective successors are duly elected or appointed and qualified. At the effective time of the Merger, the officers of Purchaser immediately prior to such effective time shall become the officers of the surviving corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the surviving corporation until their respective successors are duly appointed.

Top-Up Option. Pursuant to the Merger Agreement, Ramtron has granted to Purchaser a top-up option, exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase at a price per share equal to the offer price paid in the Offer up to that number of Shares equal to the lowest number of Shares that, when added to the number of Shares owned by Cypress and its subsidiaries at the time of exercise of the top-up option, constitutes one Share more than 90% of the Shares outstanding immediately after the issuance of the Shares subject to the top-up option, except that (i) the top-up option is not exercisable for a number of Shares in excess of the number of Shares authorized and unissued (treating Shares held in Ramtron’s treasury as unissued) and not reserved for issuance at the time of exercise of the top-up option and (ii) the exercise of the top-up option and the issuance and delivery of the Shares must not be prohibited by any law or order. The top-up option is exercisable at any one time following the consummation of the Offer and prior to the earlier to occur of (i) the effective time of the Merger and (ii) the termination of the Merger Agreement in accordance with its terms. Ramtron’s obligation to issue and deliver the Shares upon the exercise of the top-up option is subject only to the conditions that (i) no legal restraint (other than any listing requirement of any national securities exchange) preventing the exercise of the top-up option or the issuance and delivery of the Shares in respect of such exercise is in effect and (ii) upon exercise of the top-up option, the number of Shares owned by Cypress and Purchaser constitutes at least one share more than 90% of the Shares outstanding immediately after the issuance of the Shares subject to the top-up option. Any dilutive impact on the value of the Shares as a result of any issuance of Shares pursuant to the top-up option will not be taken into account in any determination of the fair market value of any dissenting shares pursuant to Section 262 of the DGCL.

The Merger; Merger Consideration. Upon the terms and subject to the conditions set forth in the Merger Agreement and the applicable provisions of the DGCL, at the effective time of the Merger, Purchaser will merge with and into Ramtron and Ramtron will continue as the surviving corporation of the Merger and as a wholly owned subsidiary of Cypress. If, following the Offer and any subsequent offering period, Cypress, Purchaser, or any other direct or indirect subsidiary of Cypress, holds at least 90% of the Shares, each of Cypress, Purchaser and Ramtron will take all necessary and appropriate action to cause the Merger to become effective, as soon as practicable after the consummation of the Offer, without a meeting of stockholders of Ramtron in accordance with Section 253 of the DGCL. At the effective time of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than those owned by Cypress or any of its subsidiaries or Ramtron or any of its subsidiaries and any Shares in respect of which rights of appraisal have been properly and validly exercised) will be cancelled and extinguished and automatically converted into the right to receive the offer price in cash without interest.

Company Stock Awards. At the effective time of the Merger, each option to purchase Shares outstanding under any of Ramtron’s option plans outstanding as of immediately prior to the effective time of the Merger that is held by an employee of Ramtron whose employment is intended by Cypress to continue after the Merger and who accepts an offer of continued employment from Cypress (a “continuing employee”) will be assumed by Cypress and will, by virtue of and contingent upon the Merger and without any action on the part of any such continuing employee, be assumed by Cypress. Each option so assumed will continue to have, and be subject to, the same terms and conditions set forth in the applicable option plan under which it was granted and any option agreement between Ramtron and the optionee with regard to such option as in effect immediately prior to the effective time of the Merger, except that (i) each such assumed option will be exercisable for that number of whole shares of Cypress’s common stock equal to the product of (x) the number of Shares that were issuable upon exercise of such option immediately prior to the effective time of the Merger multiplied by (y) the

Exchange Ratio (as defined in the Merger Agreement), with the resulting number rounded down to the nearest whole number of shares of Cypress’s common stock and (ii) the per share exercise price for the shares of Cypress’s common stock issuable upon exercise of such assumed option will be equal to the quotient of (x) the exercise price per Share at which such option was exercisable immediately prior to the effective time of the Merger divided by (y) the Exchange Ratio, with the resulting exercise price per share rounded up to the nearest whole cent. In addition, each option so assumed shall be amended to provide for vesting acceleration in the event of resignation of employment by the continuing employee for “Good Reason.” “Good Reason” for these purposes generally means the occurrence of any of the following without the continuing employee’s consent (i) a reduction in the continuing employee’s base salary or base wage rate, as applicable, or cash incentive compensation opportunity (including commissions) from that in effect immediately prior to the closing of the Merger, (ii) a relocation of the continuing employee’s principal place of employment by more than 25 miles or (iii) Cypress’s breach of its obligation under the Merger Agreement to continue to honor specified employment agreements and certain Ramtron policies, provided that such breach negatively impacts the continuing employee and that the continuing employee has given written notice of such Good Reason condition within 90 days of learning of the initial existence of the condition, such condition is not remedied within 30 days of such notice and the continuing employee’s termination of employment occurs within 150 days of the initial existence of the condition.

At the effective time of the Merger, each option outstanding as of immediately prior to the effective time of the Merger that is held by a non-employee director, or by an officer or employee of Ramtron or an affiliate of Ramtron (i) whose employment is not intended by Cypress to continue following the effective time of the Merger, as determined by Cypress in its sole discretion or (ii) who does not accept Cypress’s offer of employment prior to the effective time of the Merger, whether or not then vested or exercisable, will, for each Share subject thereto, by virtue of and contingent upon the Merger and without any action on the part of any holder of such options, be cancelled and converted into and represent the right to receive, as of the effective time of the Merger, an amount of cash equal to the excess, if any, of the offer price over the applicable per Share exercise price of such option, in each case subject to all applicable tax withholding requirements.

At the effective time of the Merger, each Share that is unvested and subject to restrictions as of immediately prior to the effective time of the Merger that is held by a continuing employee will, by virtue of and contingent upon the Merger and without any action on the part of any holder of such restricted stock, be assumed by Cypress and will continue to have, and be subject to, the same terms and conditions (including vesting terms) set forth in the applicable option plan and any restricted stock agreement between Ramtron and the holder thereof, as in effect immediately prior to the effective time of the Merger, except that such restricted stock will be converted into that number of whole shares of Cypress’s restricted common stock equal to the product of the number of shares of restricted stock outstanding immediately prior to the effective time of the Merger multiplied by the Exchange Ratio, rounded down, with respect to each holder of assumed restricted stock, to the nearest whole number of shares of Cypress’s restricted common stock. Effective as of immediately prior to and contingent upon the effective time of the Merger, all vesting criteria and all Ramtron’s rights of repurchase applicable to each share of restricted stock that is held by a non-continuing employee will be waived and all Ramtron’s rights of repurchase, Ramtron’s redemption rights and forfeiture provisions applicable to such shares of restricted stock will lapse and be without force or effect.

At the effective time of the Merger, each restricted stock unit of Ramtron that is outstanding as of immediately prior to the effective time of the Merger that is held by a continuing employee will, by virtue of and contingent upon the Merger and without any action on the part of any holder of such restricted stock unit, be assumed by Cypress and will continue to have, and be subject to, the same terms and conditions (including vesting terms) set forth in the applicable option plan and any restricted stock unit agreement between Ramtron and the holder thereof, as in effect immediately prior to the effective time of the Merger, except that such assumed restricted stock unit will cover that number of whole shares of Cypress’s common stock equal to the product of the number of Shares underlying such assumed restricted stock unit immediately prior to the effective time of the Merger multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of

Cypress’s common stock. Effective as of immediately prior to and contingent upon the effective time of the Merger, each restricted stock unit of Ramtron that is outstanding as of immediately prior to the effective time of the Merger that is held by a non-continuing employee will, for each Share subject thereto, by virtue of and contingent upon the Merger and without any action on the part of any holder of such restricted stock unit, be cancelled and converted into and represent the right to receive an amount of cash equal to the offer price, subject to all applicable tax withholding requirements.

Pursuant to the Merger Agreement, Ramtron may not, without the prior written consent of Cypress, accelerate the vesting of any Ramtron stock awards or unvested Shares held by a continuing employee.

Effective as of the effective time of the Merger, Cypress will grant to certain continuing employees holding a Ramtron stock award as of the effective time of the Merger (other than any option or portion thereof that is vested as of or prior to the effective time of the Merger), with respect to each stock award so held by such continuing employee (other than any option or portion thereof that is vested as of or prior to the effective time of the Merger), an award of restricted shares or restricted stock units (as determined by Cypress in its sole discretion) of Cypress having an aggregate fair market value no less than the aggregate fair market value of each such stock award. Each such award of restricted shares and/or units will (i) have a vesting schedule equal to the remaining vesting schedule of the Ramtron stock award in respect of which it was granted, (ii) will continue to vest during the severance period applicable to such continuing employee pursuant to any severance arrangement upon any termination of employment pursuant to which such continuing employee is entitled to severance benefits under the terms of such severance arrangement and will, to the extent exercisable as of the date of termination of employment of the holder thereof or as a result of the terms of this clause (ii), remain exercisable during such severance period and (iii) will otherwise have such terms and conditions as set forth in Cypress’s applicable equity incentive plan and form of award agreement.

Representations and Warranties. The Merger Agreement includes customary representations and warranties of Ramtron to Cypress and Purchaser with respect to, among other matters:

•	organization and standing;

•	corporate approvals;

•	non-contravention and required consents;

•	capitalization;

•	subsidiaries;

•	public filings;

•	financial statements and internal controls;

•	no undisclosed liabilities;

•	absence of certain changes;

•	compliance with laws and orders;

•	permits;

•	litigation, orders and regulatory agreements;

•	material contracts;

•	assets and personal property;

•	intellectual property;

•	state anti-takeover statutes and rights agreement;

•	brokers;

•	opinion of financial advisor;

•	compensation actions;

•	environmental matters;

•	taxes; and

•	employee matters.

Each of Cypress and Purchaser have made customary representations and warranties to Ramtron in the Merger Agreement with respect to, among other matters:

•	organization and standing;

•	corporate approvals;

•	non-contravention and required consents;

•	litigation and orders;

•	ownership of Shares;

•	brokers; and

•	financing.

Conduct of Business by Ramtron Pending the Merger. The Merger Agreement obligates Ramtron, from the date of execution of the Merger Agreement to the earlier of the consummation of the Offer and the effective time of the Merger, to carry on its business in the ordinary course in all material respects in substantially the same manner as previously conducted and in material compliance with all applicable laws, and use commercially reasonable efforts, consistent with its past practice and policies, to preserve intact its present business organization, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has significant business dealings.

The Merger Agreement also contains specific restrictive covenants as to certain activities of Ramtron prior to earlier of the consummation of the Offer and the effective time of the Merger which provide that Ramtron will not, and that it will cause its subsidiaries to not, take certain actions without the prior written consent of Cypress including, among other things and subject to certain exceptions:

•	amending its certificate of incorporation or bylaws;

•	issuing or selling its securities or granting options;

•	declaring or paying any dividends;

•	reclassifying or redeeming its securities;

•	proposing or adopting a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•	incurring or guaranteeing indebtedness for borrowed money;

•	making acquisitions or investments or forming joint ventures;

•	entering into or amending any employment, severance or similar agreements;

•	increasing or decreasing compensation or paying any bonus or similar compensation;

•	forgiving any loans to any employees, officers or directors;

•

acquiring, leasing or licensing property or assets in excess of $1,000,000 in the aggregate per fiscal quarter or selling, leasing, licensing or disposing of any property or assets with a net book value in excess of $1,000,000 in any individual transaction;

•	changing accounting principles or practices;

•	making or changing tax elections that would be reasonably expected to adversely affect tax liability;

•	settling any material tax liability;

•	granting or divesting any intellectual property rights;

•	settling litigation or claims;

•

making any representations or issuing any communications to current or former employees, independent contractors or directors that are inconsistent with the Merger Agreement and the transactions contemplated thereby;

•	taking any action that would materially impair Ramtron’s ability to consummate the transactions contemplated by the Merger Agreement or materially delay the consummation of the Offer or the Merger;

•	entering into, amending or terminating material contracts; or

•	agreeing to take any of the foregoing actions.

Separately, Cypress has agreed not to commence any action which would materially impair Cypress’s, Purchaser’s or Ramtron’s ability to consummate the transactions contemplated by the Merger Agreement or materially delay the consummation of the Offer or the Merger.

Reasonable Best Efforts. Upon the terms and subject to the provisions set forth in the Merger Agreement, Cypress, Purchaser and Ramtron will each use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the Merger Agreement, including by: (i) using its reasonable best efforts to cause the conditions to the Offer and the conditions to the Merger to be satisfied or fulfilled, (ii) using its reasonable best efforts to obtain all necessary or appropriate consents, approvals or waivers from third parties and to provide all necessary notices, (iii) making all necessary registrations, declarations and filings with governmental authorities in connection with the Merger Agreement and the consummation of the transactions contemplated thereby, and obtaining all necessary actions or non-actions, waivers, clearances, consents, approvals, orders and authorizations from governmental authorities in connection with the Merger Agreement and the consummation of the transactions contemplated thereby, (iv) executing and delivering any additional mutually acceptable instruments mutually deemed necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, the Merger Agreement and (v) assisting the other parties with respect to the matters referenced in clauses (iii) and (iv) of this paragraph.

Notwithstanding the foregoing, the Merger Agreement does not require Cypress or Ramtron or any subsidiary thereof to (i) litigate or otherwise contest any administrative or judicial action or proceeding that may be brought in connection with the transactions contemplated by the Merger Agreement or (ii) agree to any divesture by itself or any of its affiliates of shares of capital stock or of any business, assets or property, or the imposition of any limitation on the ability of any of them to conduct their business or to own or exercise control of such assets, properties and stock.

No Solicitation. At all times during the period commencing with the execution and delivery of the Merger Agreement and continuing until the consummation of the Offer, Ramtron will not, will cause its subsidiaries not to, and will not authorize or permit any of its, any of its subsidiaries or any of their respective Representatives to, directly or indirectly:

•

solicit, initiate, facilitate or knowingly encourage or induce any inquiry with respect to, or make, submit or announce, an Acquisition Proposal (as defined below) or an Acquisition Transaction (as defined below);

•

subject to certain limited exceptions, furnish to any person (other than Cypress, Purchaser or any designees of Cypress or Purchaser) any non-public information relating to Ramtron or any of its subsidiaries, or afford access to the business, properties, assets, books or records of Ramtron or any of its subsidiaries to any person (other than Cypress, Purchaser or any designees of Cypress or Purchaser), or take any other action, in each case in a manner that is intended or would be reasonably expected to assist or facilitate any inquiries or the making of any proposal that constitutes or could lead to an Acquisition Proposal or an Acquisition Transaction;

•	subject to certain limited exceptions, participate or engage in discussions or negotiations with any person with respect to an Acquisition Proposal or an Acquisition Transaction;

•	approve, endorse or recommend an Acquisition Proposal or an Acquisition Transaction;

•

subject to certain limited exceptions, enter into any letter of intent, memorandum of understanding or other contract contemplating or otherwise relating to an Acquisition Proposal or an Acquisition Transaction;

•	terminate, amend or waive any material rights under (or fail to enforce) any confidentiality or “standstill” or other similar agreement between Ramtron or any of its subsidiaries and any other person;

•

(i) take any action to exempt any person, other than Cypress and Purchaser, from Section 203 of the DGCL or any other applicable anti-takeover laws or (ii) other than as contemplated by the Merger Agreement, redeem, amend or waive any of the Rights or amend, terminate or waive the Rights Agreement; or

•	agree with or propose to a third party to do any of the foregoing.

Notwithstanding anything to the contrary contained in the Merger Agreement, at any time prior to the consummation of the Offer, the board of directors of Ramtron may, directly or indirectly through its representatives, (i) engage or participate in discussions or negotiations with any person that has made (and not withdrawn) an unsolicited Acquisition Proposal in writing after the date of the Merger Agreement and/or (ii) furnish or make available to any person that has made (and not withdrawn) an unsolicited Acquisition Proposal in writing after the date of the Merger Agreement, any non-public information relating to Ramtron or any of its subsidiaries, except that Ramtron may take any action contemplated by the foregoing clauses (i) or (ii) if and only if all of the following conditions have been satisfied prior to taking such action:

•

the board of directors of Ramtron has determined in good faith (after consultation with its financial advisor and its outside legal counsel) that (a) such Acquisition Proposal either constitutes or is reasonably likely to lead to a Superior Proposal (as defined below) and (b) the failure to take such action is reasonably likely to result in a breach of its fiduciary duties to Ramtron’s stockholders under Delaware law;

•

none of Ramtron, any of its subsidiaries or any of their respective representatives has breached or violated in any material respect the terms of the Merger Agreement in connection with such Acquisition Proposal or in connection with any other Acquisition Proposal made by any person making such Acquisition Proposal;

•	Ramtron has entered into a confidentiality agreement with such person that is no less favorable in the aggregate to Ramtron than the confidentiality agreement with Cypress;

•

Ramtron has given Cypress at least 48 hours prior written notice of (a) its intent to take any of the foregoing actions, (b) the identity of the person making the Acquisition Proposal and (c) all of the material terms and conditions of such Acquisition Proposal; and

•	prior to or contemporaneously with furnishing any non-public information to such person, Ramtron will have furnished or made available such non-public information to Cypress.

In addition to the obligations of Ramtron set forth above, Ramtron will promptly, and in all cases within 48 hours, advise Cypress in writing of the receipt by Ramtron, any of its subsidiaries or any of their respective Representatives of (i) any Acquisition Proposal, (ii) any request for information that would reasonably be expected to lead to an Acquisition Proposal or (iii) any inquiry with respect to, or which would reasonably be expected to lead to, any Acquisition Proposal, the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the person making any such Acquisition Proposal, request or inquiry. At all times from and after Ramtron’s receipt thereof, Ramtron will keep Cypress reasonably informed of the status and material terms and conditions (including all amendments or proposed amendments) of any such Acquisition Proposal, request or inquiry.

Ramtron will provide Cypress with at least 48 hours prior written notice (or any shorter period of advance notice provided to members of the board of directors of Ramtron) of a meeting of the board of directors of Ramtron (or any committee thereof) at which the board of directors of Ramtron (or any committee thereof) is reasonably expected to consider an Acquisition Proposal or Acquisition Transaction.

Pursuant to the Merger Agreement, the board of directors of Ramtron must recommend Ramtron’s stockholders accept the Offer and adopt the Merger (together, the “Ramtron Board Recommendation”). Neither the board of directors of Ramtron nor any committee thereof may (i) withhold, withdraw, amend or modify, or publicly propose to withhold, withdraw, amend or modify, the Ramtron Board Recommendation or (ii) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal or agreement pursuant to which an Acquisition Transaction would be consummated (any of the actions referred to in the preceding clauses (i) and (ii) being a “Ramtron Board Recommendation Change”).

Prior to the consummation of the Offer, the board of directors of Ramtron may effect a Ramtron Board Recommendation Change if the following conditions have been satisfied prior to effecting such Ramtron Board Recommendation Change:

•	the board of directors of Ramtron has received an Acquisition Proposal (which has not been withdrawn) in writing after September 18, 2012;

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none of Ramtron or any of its representatives has breached or violated in any material respect the non-solicitation terms of the Merger Agreement in connection with such Acquisition Proposal or in connection with any other Acquisition Proposal made by any person making such Acquisition Proposal;

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the board of directors of Ramtron has given Cypress prompt, and in all cases within 48 hours of its receipt, written notice of the identity of the person making such Acquisition Proposal and all of the material terms and conditions of such Acquisition Proposal; and

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the board of directors of Ramtron has determined in good faith (after consultation with its financial advisor and its outside legal counsel) that (a) such Acquisition Proposal constitutes a Superior Proposal and (b) in light of such Acquisition Proposal, the failure to make a Ramtron Board Recommendation Change is reasonably likely to be a breach of its fiduciary duties to Ramtron’s stockholders under Delaware law.

In addition, prior to the consummation of the Offer, the board of directors of Ramtron may effect a Ramtron Board Recommendation Change for a reason unrelated to an Acquisition Proposal if events, facts, developments, circumstances or occurrences that affect the business, assets or operations of Ramtron that were not known by Ramtron as of September 18, 2012 become known and as a result thereof the board of directors of Ramtron determines in good faith (after consultation with its financial advisor and its outside legal counsel) that the failure to make a Ramtron Board Recommendation Change is reasonably likely to be a breach of its fiduciary duties to Ramtron’s stockholders under Delaware law.

Regardless of the circumstances, the board of directors of Ramtron may not make a Ramtron Board Recommendation Change unless:

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the board of directors of Ramtron has first provided three business days prior written notice to Cypress that it is prepared to effect a Ramtron Board Recommendation Change, which notice must specify the basis for such Ramtron Board Recommendation Change;

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prior to making such Ramtron Board Recommendation Change, Ramtron and its representatives, during such three business day period, have (a) given Cypress and its representatives the opportunity to meet with Ramtron’s financial advisors and outside legal counsel at such times as Cypress may reasonably request for the purpose of enabling Cypress and Ramtron to discuss in good faith the Merger Agreement and the terms and conditions of the Merger Agreement, and any modifications of the terms and conditions of the Merger Agreement that Cypress may propose in response thereto so that the board of directors of Ramtron no longer determines that the failure to make a Ramtron Board Recommendation Change is reasonably likely to be a breach of its fiduciary duties to Ramtron’s stockholders under Delaware law and (b) permitted Cypress and its representatives to make one presentation to the board of directors of Ramtron (which may be by conference call or other remote communication) regarding the Merger Agreement and any adjustments with respect thereto (to the extent that Cypress requests to make such a presentation) (and in the event of any change to the material terms of an Acquisition Proposal, the board of directors of Ramtron must deliver to Cypress written notice of such change and again comply with its obligations pursuant to the applicable no solicitation provisions of the Merger Agreement bullet, except that if such change only relates to a change in price, then the notice period will be two business days); and

•

after such three business day period and any extensions and, if requested by Cypress, meetings with Cypress and its financial advisors and legal counsel during such period, the board of directors of Ramtron again determines in good faith (after consultation with its financial advisor and its outside legal counsel), and after good faith consideration of all proposals by Cypress, that the failure to make such Ramtron Board Recommendation Change is reasonably likely to be a breach of its fiduciary duties to Ramtron’s stockholders under Delaware law.

Employee Matters. Once Ramtron employees enroll in employee benefit plans, programs, and policies of Cypress, Cypress must provide Ramtron’s employees with substantially similar types and levels of benefits as those provided to similarly situated employees of Cypress. From and after the effective time of the Merger, and to the extent permitted by applicable law, Cypress must recognize the prior service with Ramtron or its subsidiaries of each employee in connection with all employee benefit plans, programs or policies of Cypress in which Ramtron employees are eligible to participate following the effective time of the Merger for purposes of eligibility and vesting and determination of level of benefits (but not for purposes of benefit accruals under any defined benefit pension plan or to the extent that such recognition would result in duplication of benefits). From and after the effective time of the Merger, Cypress must (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Cypress to be waived with respect to Ramtron employees and their eligible dependents to the extent such employees and their eligible dependents were not subject to such preexisting conditions and limitations and eligibility waiting periods under the comparable employee benefit plans of Ramtron as of the time immediately preceding the closing of the Merger; and (ii) provide each Ramtron employee with credit for any deductibles paid under any employee benefit plan of Ramtron that provides medical, dental or vision benefits in the plan year in effect as of the closing date of the Merger in satisfying any applicable deductible or out of pocket requirements under any medical, dental or vision plans of Cypress that such employees are eligible to participate in after the effective time of the Merger to the same extent that such expenses were recognized under the comparable employee benefit plan of Ramtron. In addition, Cypress must continue to sponsor or maintain, as the case may be, the employee benefit plans, programs or policies of Ramtron that provide health, dental, vision, accidental death or disability and life insurance coverage for the benefit of Ramtron’s employees until such employees are enrolled in such employee benefit plans, programs or policies of Cypress. Cypress also must honor certain existing severance benefit contracts with certain of Ramtron’s employees and, for 12 months after the effective time of the Merger, maintain and honor certain policies of Ramtron, including severance policies.

Directors and Officers Indemnification and Insurance. Pursuant to the Merger Agreement, Cypress will cause the surviving corporation in the Merger and its subsidiaries to honor and fulfill in all respects the obligations of Ramtron and its subsidiaries under (i) the certificate of incorporation and bylaws (or other similar organizational documents) of Ramtron and its subsidiaries as in effect on the date of the Merger Agreement and (ii) any and all agreements for indemnification, exculpation of liability and/or advancement of expenses in effect as of September 18, 2012 between Ramtron or any of its subsidiaries and any of their respective current or former directors and officers and any person who becomes a director or officer of Ramtron or any of its subsidiaries prior to the effective time of the Merger. In addition, for a period of six years following the effective time of the Merger, the surviving corporation in the Merger and its subsidiaries will cause the certificate of incorporation (and other similar organizational documents) of the surviving corporation in the Merger and its subsidiaries to contain provisions with respect to indemnification, exculpation from liability and the advancement of expenses that are at least as favorable as the indemnification, exculpation from liability and advancement of expense provisions set forth in the certificate of incorporation and bylaws (or other similar organizational documents) of Ramtron and its subsidiaries as of September 18, 2012, and during such six year period, such provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of individuals who were covered by such provisions, except as required by applicable law or order.

Cypress must maintain in effect for six years after the effective time of the Merger the current policies of directors’ and officers’ liability insurance maintained by Ramtron and its subsidiaries on September 18, 2012 (except that Cypress may substitute therefor policies having at least the same coverage and amounts thereof and containing material terms and conditions that are no less advantageous to the persons currently covered by such policies as the insured) for acts or omissions occurring at or prior to the effective time of the Merger to the extent that such liability insurance can be maintained annually at a cost to Cypress not greater than 200% of the current annual premium for the current Ramtron directors’ and officers’ liability insurance, except that if such insurance cannot be so maintained or obtained at such cost, Cypress will maintain or obtain as much of such insurance as can be so maintained or obtained at a cost not exceeding 200% of the current annual premium of Ramtron for such insurance. Ramtron is permitted to purchase a “tail policy” in respect of its current policies of directors’ and officers’ liability insurance without Cypress’s consent so long as the premium for such policy is less than 250% of the current annual premium of such insurance and the terms and conditions of such “tail policy” with respect to coverage and amounts are not more favorable, in the aggregate, than such insurance.

Other Covenants. Cypress and Ramtron have made certain other covenants to and agreements with each other regarding various other matters, including: (i) Cypress’s access to Ramtron’s information and Cypress’s agreement to keep any information provided to it confidential, (ii) an obligation to consult with each other prior to issuing a press release or making any public statement with respect to the Merger Agreement, the Offer or the Merger, except to the extent required by applicable law or judicial process and (iii) certain matters related to Cypress filing the appropriate registration statement with the SEC in respect of the Ramtron stock awards that Cypress will assume in connection with the consummation of the Merger.

Conditions to the Merger. The Merger Agreement provides that the respective obligations of Cypress, Purchaser and Ramtron to consummate the Merger are subject to the satisfaction or waiver of each of the following conditions:

•	Purchaser (or Cypress on Purchaser’s behalf) will have accepted for payment and paid for all of the Shares validly tendered pursuant to the Offer and not withdrawn;

•	unless the Merger is consummated in accordance with Section 253 of the DGCL, the holders of a majority of the outstanding Shares vote in favor of the Merger;

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no governmental authority of competent jurisdiction will have (i) enacted, issued, granted, promulgated, entered, enforced or deemed applicable to the Merger or the transactions contemplated by the Merger Agreement any law that is in effect and has the effect of making the Merger illegal, or which has the effect of prohibiting or otherwise preventing the Merger or (ii) issued or granted, or threatened to issue or grant, any order (whether temporary, preliminary or permanent) that has (or would be reasonably expected to have) the effect of making the Merger illegal or which has (or would be reasonably expected to have) the effect of prohibiting or otherwise preventing the Merger; and

•

there will not be pending, nor will any governmental authority have notified Cypress or Ramtron of its intent to commence, any suit, action or proceeding by any governmental authority of competent jurisdiction against Cypress, Purchaser, Ramtron or any of their respective subsidiaries (i) seeking to restrain or prohibit the consummation of the Merger or the performance of any of the other transactions contemplated by the Merger Agreement or (ii) seeking to prohibit or impose any limitations on the ownership or operation by Cypress (or any of its subsidiaries) of all or any portion of the businesses or assets of Ramtron or any of its subsidiaries, or to compel Cypress, Ramtron or any of their respective subsidiaries to dispose of or hold separate any portion of the businesses or assets of Ramtron or any of its subsidiaries.

Termination of the Merger Agreement. The Merger Agreement provides that it may be terminated only as follows:

•	by mutual written agreement of Cypress and Ramtron;

•	by either Cypress or Ramtron, if

(a)	the consummation of the Offer has not occurred prior to 11:59 p.m. (California time) on December 31, 2012 (the “Termination Date”), except that if the conditions to the Offer set forth in the first or second bullets of the second paragraph of Section 10 of this Supplement have not been satisfied as of the Termination Date, but all other conditions to the Offer would be satisfied if the consummation of the Offer were to occur on such date, then the Termination Date will be extended to March 31, 2013, except that the right to terminate the Merger Agreement pursuant to this item will not be available to any party whose action or failure to take any action has been the cause of, or resulted in, any of the conditions having failed to be satisfied on or before the Termination Date, as applicable, or in the consummation of the Offer not occurring prior to the Termination Date, as applicable, in either case and if such action or failure to take action constituted a material breach of the Merger Agreement;

(b)	at any time prior to the consummation of the Offer, any governmental authority of competent jurisdiction (i) has enacted, issued, granted, promulgated, entered, enforced or deemed applicable to the Merger any law that is in effect at the time of such termination and renders the Merger illegal in the United States or any state thereof, or (ii) has issued or granted any final, non-appealable order that is in effect and has the effect of making the consummation of the Merger illegal in the United States or any state thereof, or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in the United States or any state thereof; or

(c)	the Offer has expired in accordance with its terms without the consummation of the Offer having occurred;

•

by Ramtron, at any time prior to the consummation of the Offer, provided that Ramtron is not then in material breach of any covenant or agreement of Ramtron in the Merger Agreement, if Cypress or Purchaser has breached or failed to perform in any material respect any of its representations, warranties, covenants or agreements contained in the Merger Agreement and if such breach or failure to perform cannot be or has not been cured within 30 days after the giving of written notice to Cypress of such breach;

•

by Cypress, at any time prior to the consummation of the Offer, provided that Cypress is not then in material breach of any covenant or agreement of Cypress set forth in the Merger Agreement, in the event of a breach of any covenant or agreement on the part of Ramtron set forth in the Merger Agreement or any representation or warranty of Ramtron set forth in the Merger Agreement shall have been inaccurate when made or shall have become inaccurate, in either case such that were such time a scheduled expiration of the Offer, the conditions to the Offer would not be satisfied and such breach or failure to perform cannot be or has not been cured within 30 days after the giving of written notice to Ramtron of such breach;

•	by Cypress, at any time prior to the consummation of the Offer, in the event that:

(a)	Ramtron has breached or violated its obligations not to solicit an alternative transaction (other than an inadvertent breach that does not result in an Acquisition Proposal);

(b)	the board of directors of Ramtron or any committee thereof has for any reason effected a Ramtron Board Recommendation Change;

(c)	Ramtron fails to include Ramtron Board Recommendation in the Schedule 14D-9;

(d)	a tender or exchange offer is commenced by a third party, and Ramtron fails to issue, within 10 days, a public statement reaffirming the Ramtron Board Recommendation and recommending that Ramtron’s stockholders reject the tender or exchange offer, or after 10 days, issues a press release that fails to reaffirm the Ramtron Board Recommendation and recommends that Ramtron’s stockholders reject the tender or exchange offer; or

(e)	the board of directors of Ramtron fails to reaffirm (publicly, if requested by Cypress) the Ramtron Board Recommendation within five business days following Cypress’s request in writing that such recommendation be reaffirmed;

•	by Ramtron, at any time prior to the consummation of the Merger, if all of the following occur:

(a)	Ramtron receives an Acquisition Proposal in writing after September 18, 2012 and the board of directors of Ramtron determines in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal constitutes a Superior Proposal;

(b)	none of Ramtron, any of its subsidiaries or any of their respective representatives has breached or violated in any material respect the applicable terms of the Merger Agreement in connection with such Superior Proposal or in connection with any other Acquisition Proposal made by any person (or any affiliate or agent thereof) making such Acquisition Proposal;

(c)	the board of directors of Ramtron determines in good faith (after consultation with its financial advisor and its outside legal counsel) that, in light of such Superior Proposal, the failure to terminate the Merger Agreement is reasonably likely to be a breach of its fiduciary duties to Ramtron’s stockholders under Delaware law;

(d)	the board of directors of Ramtron gives Cypress prompt written notice (a) of the identity of the person making such Superior Proposal and all of its material terms and conditions and (b) that the board of directors of Ramtron intends to terminate the Merger Agreement in response to such Superior Proposal;

(e)	during the three business day period following such notice, the board of directors of Ramtron gives Cypress and its representatives the opportunity to meet with Ramtron’s financial advisors and outside legal counsel at such times as Cypress may reasonably request for the purpose of enabling Cypress and Ramtron to discuss in good faith the Merger Agreement and the terms and conditions hereof, and any modifications of the terms and conditions of the Merger Agreement that Cypress may propose in response thereto and permits Cypress and its representatives to make one presentation to the board of directors of Ramtron (which may be by conference call or other remote communication) regarding the Merger Agreement and any adjustments with respect thereto (to the extent that Cypress requests to make such a presentation) (and in the event of any change to the material terms of such Acquisition Proposal, the board of directors of Ramtron must deliver to Cypress written notice of such change and again comply with its obligations pursuant to the applicable no solicitation provisions of the Merger Agreement, except that if such change only relates to a change in price, then the notice period will be two business days);

(f)	after the foregoing three business day period and any extensions and, if requested by Cypress, meetings with Cypress and its financial advisors and legal counsel during such period, (a) Cypress has not made a proposal at least as favorable or more favorable to Ramtron’s stockholders as such Acquisition Proposal and (b) the board of directors of Ramtron determines in good faith (after consultation with its financial advisor and its outside legal counsel) that (1) such Acquisition Proposal continues to constitute a Superior Proposal and (2) in light of such Superior Proposal and after good faith consideration of all proposals by Cypress, the failure to terminate the Merger Agreement is reasonably likely to be a breach of its fiduciary duties to Ramtron’s stockholders under Delaware law; and

(g)	concurrently with the termination of the Merger Agreement, Ramtron (a) enters into a definitive agreement for the Superior Proposal and (b) pays the Termination Fee to Cypress.

The Merger Agreement defines the term “Acquisition Proposal” as any indication of interest, offer or proposal relating to an Acquisition Transaction from any person other than Cypress or any of its affiliates.

The Merger Agreement defines the term “Acquisition Transaction” as any transaction or series of related transactions (other than a transaction with Cypress or any of its affiliates) involving: (i) any direct or indirect purchase or other acquisition by any person or “group” (as defined in or under Section 13(d) of the Exchange Act) from Ramtron of 15% or more of the total outstanding equity interests in or voting securities of Ramtron, or any tender offer or exchange offer that, if consummated, would result in any person or “group” (as defined in or under Section 13(d) of the Exchange Act) beneficially owning 15% or more of the total outstanding equity interests in or voting securities of Ramtron; (ii) any direct or indirect purchase or other acquisition of 50% or more of any class of equity or other voting securities of one or more direct or indirect subsidiaries of Ramtron, the business(es) of which, individually or in the aggregate, generate or constitute (as applicable) 15% or more of the consolidated net revenues or net income (for the 12 month period ending on the last day of Ramtron’s most recently completed fiscal year) or assets (measured by the lesser of book value or fair market value thereof as of the date of such transaction) of Ramtron and its subsidiaries, taken as a whole; (iii) any merger, consolidation, business combination, liquidation, dissolution, recapitalization, reorganization or other similar transaction involving Ramtron or one or more of its subsidiaries, the business(es) of which, individually or in the aggregate, generate or constitute (as applicable) 15% or more of the consolidated net revenues or net income (for the 12 month period ending on the last day of Ramtron’s most recently completed fiscal year) or assets (measured by the lesser of book value or fair market value thereof as of the date of such transaction) of Ramtron and its subsidiaries, taken as a whole, pursuant to which the stockholders of Ramtron (as a group) or such subsidiary or subsidiaries, as applicable, immediately preceding such transaction hold less than 85% of the equity interests in or voting securities of the surviving or resulting entity of such transaction; (iv) any direct or indirect sale, transfer or disposition of assets (other than in the ordinary course of business) of Ramtron or one or more of its subsidiaries, the business(es) of which, individually or in the aggregate, generate or constitute (as applicable) 15% or more of the consolidated net revenues or net income (for the 12 month period ending on the last day of Ramtron’s most recently completed fiscal year) or assets (measured by the lesser of book value or fair market value thereof as of the date of such transaction) of Ramtron and its subsidiaries, taken as a whole or (v) any combination of the foregoing transactions that results in one of the effects referenced in clause (i) or (ii) above.

The Merger Agreement defines the term “Superior Proposal” as any offer or proposal (that has not been withdrawn) for a transaction or a series of related transactions providing for the acquisition of all of the outstanding voting securities of Ramtron that the board of directors of Ramtron shall have determined in good faith (after consultation with its financial advisor and its outside legal counsel) is more favorable to Ramtron’s stockholders (in their capacity as such) than the Offer, the Merger and the other transactions contemplated by the Merger Agreement, in each case taking into consideration, in addition to any other factors determined by the board of directors of Ramtron to be relevant, (i) all financial considerations relevant thereto, including conditions in the financial and credit markets, (ii) the identity of the person(s) making such offer or proposal and the parties providing any of the financing for the transaction contemplated thereby, and the prior history of such person(s)

and sources of financing in connection with the consummation or failure to consummate similar transactions, (iii) the anticipated timing, conditions and prospects for completion of the transaction contemplated by such offer or proposal, (iv) the other terms and conditions of such offer or proposal and the implications thereof on Ramtron, including relevant legal, regulatory and other aspects of such offer or proposal deemed relevant by the board of directors of Ramtron and (v) any proposal made by Cypress in connection therewith or response thereto.

Fees and Expenses; Termination Fee. The Merger Agreement provides that all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated hereby will be paid by the party incurring such expenses whether or not the Offer or the Merger is consummated.

Ramtron must pay to Cypress a fee equal to $5 million (such amount, the “Termination Fee”) in the event that (i) following the execution and delivery of the Merger Agreement and prior to the valid termination of the Merger Agreement because the consummation of the Offer has not occurred prior to the Termination Date, an Acquisition Proposal has been publicly announced or has become publicly known, or has been communicated or otherwise made known to Ramtron, and (ii) the Merger Agreement is validly terminated because the consummation of the Offer has not occurred prior to the Termination Date, and (iii) within 12 months following the valid termination of the Merger Agreement because the consummation of the Offer has not occurred prior to the Termination Date, either (a) an Acquisition Transaction (whether or not related to the Acquisition Proposal referenced in the preceding clause (i)) is consummated or (b) Ramtron enters into a letter of intent, memorandum of understanding or other contract providing for any Acquisition Transaction (whether or not related to the Acquisition Proposal referenced in the preceding clause (i)) and such Acquisition Transaction is consummated (whether or not within the preceding 12 month period).

Solely for purposes of the previous paragraph, the terms “Acquisition Proposal” and “Acquisition Transaction” shall have the same meaning as an “Acquisition Proposal” and “Acquisition Transaction” as defined in the Merger Agreement respectively, except that all references to 15% shall be deemed to be references to 50% and the reference to 85% shall be deemed to be a reference to 50%.

In the event that the Merger Agreement is validly terminated by Cypress pursuant to the fifth bullet under the caption “Termination of the Merger Agreement,” Ramtron must promptly (and in any event with two business days) following such termination pay to Cypress a fee equal to the Termination Fee.

In the event that the Merger Agreement is validly terminated by Ramtron pursuant to the sixth bullet under the caption “Termination of the Merger Agreement,” as a condition to such termination, Ramtron must pay to Cypress a fee equal to the Termination Fee.

Amendment. The Merger Agreement provides that it may be amended by the parties at any time, except that (i) after the consummation of the Offer, no amendment may be made that decreases the consideration received as a result of the Merger and (ii) in the event that the Merger Agreement is adopted by Ramtron’s stockholders in accordance with the DGCL, no amendment shall be made to the Merger Agreement that requires the approval of Ramtron’s stockholders under the DGCL without such approval.

Specific Performance; Enforcement. The parties to the Merger Agreement are each entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement in any state court within the State of Delaware (or, if a state court located within the State of Delaware declines to accept jurisdiction over a particular matter, any court of the United States located in the State of Delaware). Specific performance is in addition to any other remedy to which the parties are entitled to at law or in equity.

9. Dividends and Distributions.

The discussion in Section 13 of the Offer to Purchase is hereby amended and supplemented as follows:

The Merger Agreement provides that from the date of execution of the Merger Agreement to the effective time of the Merger, Ramtron may not, and may not permit any of its subsidiaries to, without the consent of Cypress, and other than dividends or distributions made by any direct or indirect wholly owned subsidiary of Ramtron to Ramtron or one of its subsidiaries, set any record or payment dates for the payment of any dividends or distributions on capital stock, split, combine or reclassify any shares of capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock.

10. Conditions of the Offer.

The discussion set forth in Section 14 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

Notwithstanding any other provision of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered in connection with the Offer and, subject to the terms of the Merger Agreement, may terminate or amend the Offer, unless, immediately prior to the expiration of the initial offering period for the Offer, as the same may (or, to the extent required by the Merger Agreement, shall) be extended from time to time (the “Expiration Date”):

(a) there shall have been validly tendered in the Offer (not including Shares tendered pursuant to procedures for guaranteed delivery) and not properly withdrawn that number of Shares which, together with the number of Shares, if any, then owned beneficially by Cypress, Purchaser or their controlled affiliates, constitutes at least a majority of the total number of then-outstanding Shares on a fully diluted basis (which shall mean, as of any time, the number of Shares outstanding, together with all Shares (if any) which Ramtron would be required to issue pursuant to the exercise or conversion of any then-outstanding stock awards, but only to the extent that such stock awards are vested and exercisable or may become vested and exercisable prior to or within four months of the consummation of the Offer), and excluding any Shares issued in connection with the exercise of the top-up option and the Rights.

Additionally, notwithstanding any other provision of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered in connection with the Offer if any of the following conditions exist and are continuing immediately prior to the Expiration Date:

(a) a governmental authority of competent jurisdiction shall have (i) enacted, issued, granted, promulgated, entered, enforced or deemed applicable to the Offer, the Merger or the transactions contemplated by the Merger Agreement any law that is in effect and has the effect of making the Offer or the Merger illegal, or which has the effect of prohibiting or otherwise preventing the Offer or the Merger, or (ii) issued or granted, or threatened to issue or grant, any order (whether temporary, preliminary or permanent) that has (or would be reasonably expected to have) the effect of making the Offer or the Merger illegal or which has (or would be reasonably expected to have) the effect of prohibiting or otherwise preventing the consummation of the Offer or the Merger;

(b) there shall be pending, or any governmental authority shall have notified Cypress or Ramtron of its intent to commence, any suit, action or proceeding by any governmental authority of competent jurisdiction against Cypress, Purchaser, Ramtron or any of their respective subsidiaries (i) seeking to restrain or prohibit the making or consummation of the Offer or the consummation of the Merger or the performance of any of the other transactions contemplated by the Merger Agreement or (ii) seeking to prohibit or impose any limitations on the ownership or operation by Cypress (or any of its subsidiaries) of all or any portion of the businesses or assets of Ramtron or any of its subsidiaries, or to compel Cypress, Ramtron or any of their respective subsidiaries to dispose of or hold separate any portion of the businesses or assets of Ramtron or any of its subsidiaries;

(c) a Material Adverse Effect (as defined in the Merger Agreement) on Ramtron shall have occurred following the execution and delivery of the Merger Agreement that is continuing;

(d) (i) the representations and warranties of Ramtron set forth in subsection (a) or (c) of Ramtron’s capitalization representation (Section 4.4 of the Merger Agreement) (such representations, the “Company Capitalization Representation”) (A) shall not have been true and correct in all respects as of the date of the Merger Agreement or (B) shall not be true and correct in all respects on and as of any scheduled expiration of the Offer with the same force and effect as if made on and as of such date (other than those representations and warranties which address matters only as of a particular date, which shall have been true and correct in all respects only as of such particular date), other than inaccuracies that would not result in the payment of an aggregate value of consideration in the Offer plus consideration in the Merger that equals or exceeds 101% of the aggregate value of consideration in the Offer and the Merger otherwise payable in the Offer and the Merger in the absence of such breach or inaccuracy; provided, however, that for purposes of determining the accuracy of the representations and warranties of Ramtron set forth in the Merger Agreement for purposes of this paragraph (d)(i), any update of or modification to the disclosure schedule made or purported to have been made after the date of the Merger Agreement shall be disregarded;

(ii) all representations and warranties of Ramtron set forth in the Merger Agreement (other than the Company Capitalization Representation) which are qualified by “Material Adverse Effect”, and the representation and warranty in the Merger Agreement concerning the absence of a Material Adverse Effect on Ramtron since June 30, 2012 (Section 4.9 of the Merger Agreement), (A) shall not have been true and correct in all respects as of the date of the Merger Agreement or (B) shall not be true and correct in all respects on and as of any scheduled expiration of the Offer with the same force and effect as if made on and as of such date (other than those representations and warranties which address matters only as of a particular date, which shall be true and correct in all respects as of such date); provided, however, that for purposes of determining the accuracy of the representations and warranties of Ramtron set forth in the Merger Agreement for purposes of this paragraph (d)(ii), any update of or modification to the disclosure schedule made or purported to have been made after the date of the Merger Agreement shall be disregarded;

(iii) all representations and warranties of Ramtron set forth in the Merger Agreement (other than the Company Capitalization Representation) which are not qualified by “Material Adverse Effect” (A) shall not have been true and correct in all respects as of the date of the Merger Agreement or (B) shall not be true and correct in all respects on and as of any scheduled expiration of the Offer with the same force and effect as if made on and as of such date (other than those representations and warranties which address matters only as of a particular date, which shall have been true and correct in all respects only as of such particular date), except for any failure to be so true and correct which has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Ramtron; provided, however, that for purposes of determining the accuracy of the representations and warranties of Ramtron set forth in the Merger Agreement for purposes of this paragraph (d)(iii), any update of or modification to the disclosure schedule made or purported to have been made after the date of the Merger Agreement shall be disregarded; or

(e) Ramtron shall not have performed in all material respects any obligations and complied in all material respects with any covenants or other agreements of Ramtron to be performed or complied with by it under the Merger Agreement prior to any scheduled expiration of the Offer any scheduled expiration of the Offer.

The foregoing conditions are for the benefit of Cypress and Purchaser and, regardless of the circumstances, may be asserted by Cypress or Purchaser in whole or in part at any applicable time or from time to time prior to the Expiration Date, except that the conditions relating to receipt of any approvals from any governmental authority may be asserted at any time prior to the acceptance for payment of Shares, and all conditions (except for the Minimum Tender Condition) may be waived by Cypress or Purchaser in its discretion in whole or in part at any applicable time or from time to time, in each case subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC. The failure of Cypress or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

Purchaser expressly reserves the right (but shall not be obligated) at any time or from time to time in its sole discretion to waive any conditions to the Offer or modify or amend the terms of the Offer, except that, without the prior written consent of Ramtron, Purchaser shall not (i) decrease the offer price or change the form of the consideration payable in the Offer, (ii) decrease the number of Shares sought pursuant to the Offer, (iii) amend or waive the Minimum Tender Condition, (iv) add to the conditions to the Offer, (v) modify the conditions to the Offer in a manner adverse to the holders of Shares, (vi) extend the expiration of the Offer except as required or permitted by the Merger Agreement or (vii) make any other change in the terms or conditions of the Offer which is adverse to the holders of Shares.

Subject to the terms and conditions of the Agreement, if requested by Ramtron, Purchaser is required to extend the Offer on one or more occasions for periods of up to 10 business days per extension if (i) at any scheduled expiration of the Offer all of the conditions to the Offer have been satisfied or waived as of any scheduled expiration of the Offer, except that Purchaser is not obligated to extend the Offer past the Termination Date or (ii) required by any law, rule, regulation, interpretation or position of the SEC or the staff thereof or NASDAQ applicable to the Offer.

11. Miscellaneous.

The Offer is being made solely by the Offer to Purchase, this Supplement and the accompanying Amended and Restated Letter of Transmittal and is being made to holders of Shares. Purchaser is not aware of any jurisdiction where the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to the holders of Shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by the Dealer Manager or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Cypress or Purchaser not contained in the Offer to Purchase, this Supplement or the Amended and Restated Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized.

Purchaser filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, may be obtained from the offices of the SEC or at the SEC’s website, in each case in the manner described in Section 8 of the Offer to Purchase.

RAIN ACQUISITION CORP.

September 25, 2012

Facsimile copies of the Amended and Restated Letter of Transmittal will be accepted. The Amended and Restated Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail: Computershare c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	If delivering by courier: Computershare c/o Voluntary Corporate Actions 250 Royall Street Suite V Canton, MA 02021

Questions or requests for assistance may be directed to the Information Agent and the Dealer Manager at their respective telephone numbers and/or addresses set forth below. Additional copies of the Offer to Purchase, this Supplement, the Amended and Restated Letter of Transmittal and the revised Notice of Guaranteed Delivery may also be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

199 Water Street, 26th Floor

New York, NY 10038

Banks and Brokers Call: (212) 440-9800

Call Toll Free: (866) 219-9786

The Dealer Manager for the Offer is:

Greenhill & Co., LLC

600 Montgomery Street, 33rd Floor

San Francisco, CA 94111

Call: (415) 216-4115 (dedicated line for the Offer)